Exhibit 99.1

Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades releases financial results for the first quarter of 2013

Kingsey Falls, Québec, May 9, 2013 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended March 31, 2013.

Q1-2013 Highlights

•	Sales of $914 million

(compared to $904 million in Q4-2012 (+1%) and $891 million in Q1-2012 (+3%))

•	Excluding specific items

•	EBITDA of $68 million

(compared to $70 million in Q4-2012 (-3%) and $72 million in Q1-2012 (-6%))

•	Net loss per share of $0.04

(compared to a net loss of $0.06 in Q4-2012 and net earnings of $0.01 in Q1-2012)*

•	Including specific items

•	EBITDA of $64 million

(compared to $39 million in Q4-2012 (+64%) and $75 million in Q1-2012 (-15%))

•	Net loss per share of $0.09

(compared to a net loss of $0.33 in Q4-2012 and net earnings of $0.03 in Q1-2012)*

•	Net debt of $1,581 million (compared to $1,535 million as at December 31, 2012), including $139 million of non-recourse debt

•	Completion of succession plan with Mr. Mario Plourde named as President and Chief Executive Officer

Mr. Alain Lemaire, Executive Chairman of the Board, had the following comments on the first quarter results:

“As we expected, the first quarter of 2013 was similar to what we experienced towards the end of 2012. This quarter was marked by weaker results in the Tissue Papers sector and a negative contribution from our boxboard activities in North America that offset the benefits from improved productivity and price increases in our containerboard activities.

On a segmented basis, maintenance expenses and lower average prices due to increased promotional activities in Canada and increased competition in the US affected our Tissue Papers sector. On the Containerboard front, the operating rate of our containerboard mills has improved during the first quarter. However the current weakness of the Canadian economy impacted our corrugated product business as order levels in Eastern Canada were lower than expected. This Group was also impacted by the production of lower margin products by our boxboard manufacturing mills in North America. In Europe, lower energy prices and higher volumes more than offset the impact of lower selling prices. As for fiber, costs for brown grades and virgin pulp were higher than during the previous quarter which also impacted our results.”

Financial Summary

Segmented OIBD excluding specific items

(in millions of Canadian dollars)	Q1/2013	Q1/2012	Q4/2012
Packaging Products
Containerboard	25	21	25
Boxboard Europe	11	13	11
Specialty Products	11	11	8

Tissue Papers	29	33	31

Corporate Activities	(8)	(6)	(5)

OIBD excluding specific items	68	72	70

*	2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1/2013	Q1/2012	Q4/2012
Sales	914	891	904
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	68	72	70
Operating income	24	26	22
Net earnings (loss) [2]	(4)	1	(5)
per common share [2]	$(0.04)	$0.01	$(0.06)
Cash flow from continuing operations (adjusted)	46	48	35
Margin (OIBD or EBITDA)	7.4%	8.1%	7.7%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	64	75	39
Operating income (loss)	20	29	(19)
Net earnings (loss) [2]	(8)	3	(32)
per common share [2]	$(0.09)	$0.03	$(0.33)
Cash flow from continuing operations (adjusted)	46	48	34

Note 1 - see the supplemental information on non-IFRS measures.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Results analysis for the three-month period ended March 31, 2013 (compared to the same period last year)

In comparison with the same period last year, sales increased by 3% to $914 million as of result of higher volumes, the net impact of business acquisitions over divestitures and closures and favorable exchange rates which more than offset lower average selling prices.

Operating income, excluding specific items, decreased from $26 million during Q1-2012 to $24 million for the first quarter of 2013 mainly as a result of lower selling prices which negated lower raw material costs and higher volume contribution. Compared to the first quarter of 2012, the operating income for our Boxboard Europe and Tissue Papers sectors was lower. Our Containerboard Group improved its operating income while our Specialty Products Group showed stable results. Finally, the costs related to corporate activities increased due to the fact that costs related to the implementation of our new ERP system are no longer capitalized.

When including specific items, operating income amounted to $20 million in comparison to $29 million for the same period of last year. In the first quarter of 2013, the following specific items impacted our operating income and/or net earnings (before tax):

•

a $5 million charge recorded following the establishment of employment contracts in favour of the new President and CEO and Presidents of the Containerboard, Specialty Products and Tissue Papers business segments (impact on operating income and net earnings);

•	a $1 million unrealized gain on financial instruments (operating income and net earnings);

•	a $2 million foreign exchange loss on long-term debt and financial instruments (net earnings).

The net loss excluding specific items amounted to $4 million ($0.04 per share) in the first quarter of 2013 compared to net earnings of $1 million ($0.01 per share) for the same period in 2012. Including specific items, the net loss amounted to $8 million ($0.09 per share) compared to net earnings of $3 million ($0.03 per share) for the same quarter in 2012.

Results analysis for the three-month period ended March 31, 2013 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 1% to reach $914 million. A favorable foreign exchange rate and higher shipments counterbalanced lower average selling prices. Excluding specific items, operating income increased by $2 million to reach $24 million. The same factors which explain the increase in sales combined with lower energy costs more than offset an increase in raw material costs and higher corporate expenses related to the ERP investment. The net loss for the first quarter of 2013 was $4 million compared to a net loss of $5 million during the previous quarter.

Net debt increased by $46 million to $1,581 million due to the exchange rate and seasonal working capital requirements.

For further details, see the following tables on IFRS and non-IFRS measures reconciliation included herewith.

Near-term outlook

In commenting on the outlook, Mr. Lemaire added: “We expect the strategic initiatives we undertook in 2012 to translate into a better performance in 2013, mostly in the second half of the year. In the short term, our Containerboard sector should perform better due to seasonality and improved productivity. Furthermore, the price hike announced in Q4-2012 has been fully implemented and will be reflected for a full quarter in the second quarter. In addition, the current market environment leads us to believe that the second price increase will be successful. The Greenpac mill is expected to start production early in the third quarter. Within the current market conditions and depending on the progress of the start-up, the results of the mill should begin to have a positive impact on our earnings per share by the end of the year. Despite a challenging environment, our Tissue Papers Group should slightly improve its performance. In Europe, our backlogs haven’t been that healthy since 2011 and the recent price increase announcement for certain products bodes well for the future.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 6, 2013 to shareholders of record at the close of business on May 24, 2013. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the first quarter of 2013, Cascades purchased for cancellation 20,300 shares at an average price of $4.54 representing an aggregate amount of approximately $0.1 million.

Conference call information

Management will comment the 2013 first quarter financial results during a conference call to be held today at 2:00pm.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-888-231-8191. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, tab Investors of the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until May 17, 2013 by dialing 1-855-859-2056 and by using access code 30143221#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	8	20
Accounts receivable	559	513
Current income tax assets	17	22
Inventories	501	497
Financial assets	3	15

	1,088	1,067
Long-term assets
Investments in associates and joint ventures	227	222
Property, plant and equipment	1,646	1,659
Intangible assets	198	200
Financial assets	15	13
Other assets	73	70
Deferred income tax assets	118	128
Goodwill and others	336	335

	3,701	3,694

Liabilities and Equity
Current liabilities
Bank loans and advances	85	80
Trade and other payables	567	551
Current income tax liabilities	1	1
Current portion of provisions for contingencies and charges	4	6
Current portion of financial liabilities and other liabilities	41	74
Current portion of long-term debt	46	60

	744	772
Long-term liabilities
Long-term debt	1,458	1,415
Provisions for contingencies and charges	32	33
Financial liabilities	54	36
Other liabilities	269	264
Deferred income tax liabilities	63	80

	2,620	2,600

Equity attributable to Shareholders
Capital stock	482	482
Contributed surplus	16	16
Retained earnings	563	567
Accumulated other comprehensive loss	(81)	(87)

	980	978
Non-controlling interest	101	116

Total equity	1,081	1,094

	3,701	3,694

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2013	2012
Sales	914	891

Cost of sales and expenses

Cost of sales (including depreciation and amortization of $44 million ; 2012 – $46 million)	791	770
Selling and administrative expenses	101	94
Loss (gain) on acquisitions, disposals and others	5	(1)
Foreign exchange loss (gain)	(2)	1
Gain on derivative financial instruments	(1)	(2)

	894	862

Operating income	20	29
Financing expense	25	26
Interest expense on employee future benefits	3	3
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)
Share of earnings of associates and joint ventures	(3)	(2)

Profit (loss) before income taxes	(7)	4
Provision of income taxes	1	—

Net earnings (loss) from continuing operations including non-controlling interest for the period	(8)	4
Net earnings (loss) from discontinued operations for the period	—	(2)

Net earnings (loss) including non-controlling interest for the period	(8)	2
Net earnings (loss) attributable to non-controlling interest	—	(1)

Net earnings (loss) attributable to Shareholders for the period	(8)	3

Net earnings (loss) from continuing operations per common share
Basic	$(0.09)	$0.05
Diluted	$(0.09)	$0.05
Net earnings (loss) per common share
Basic	$(0.09)	$0.03
Diluted	$(0.09)	$0.03

Weighted average basic number of common shares outstanding	93,885,659	94,497,766

Net earnings (loss) attributable to Shareholders:
Continuing operations	(8)	5
Discontinued operations	—	(2)

Net earnings (loss)	(8)	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Net earnings (loss) including non-controlling interest for the period	(8)	2

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	11	(5)
Change in foreign currency translation related to net investment hedging activities	(9)	8
Income taxes	1	(1)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	5
Change in fair value of interest rate swaps	—	3
Change in fair value of commodity derivative financial instruments	6	(2)
Income taxes	(1)	(3)
Available-for-sale financial assets	—	(1)

	6	4
Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations	(1)	(10)
Income taxes	—	3

	(1)	(7)

Other comprehensive income (loss)	5	(3)

Comprehensive loss including non-controlling interest for the period	(3)	(1)
Comprehensive income (loss) attributable to non-controlling interest for the period	—	(1)

Comprehensive income (loss) attributable to Shareholders for the period	(3)	—

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(3)	2
Discontinued operations	—	(2)

Comprehensive income (loss)	(3)	—

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2013
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net loss	—	—	(8)	—	(8)	—	(8)
Other comprehensive income (loss)	—	—	(1)	6	5	—	5

	—	—	(9)	6	(3)	—	(3)
Dividends	—	—	(4)	—	(4)	—	(4)
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance—End of period	482	16	563	(81)	980	101	1,081

	For the 3-month period ended March 31, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	3	—	3	(1)	2
Other comprehensive income (loss)	—	—	(7)	4	(3)	—	(3)

	—	—	(4)	4	—	(1)	(1)
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	1	—	—	(2)	—	(2)
Acquisition of non-controlling interest	—	—	1	—	1	(1)	—

Balance—End of period	483	15	608	(82)	1,024	134	1,158

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	(8)	3
Net loss (earnings) from discontinued operations for the period	—	2

Net earnings (loss) from continuing operations	(8)	5
Adjustments for:
Financing expense and interest expense on employee future benefits	28	29
Depreciation and amortization	44	46
Loss (gain) on acquisitions, disposals and others	5	(1)
Unrealized gain on derivative financial instruments	(1)	(2)
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)
Provision of income taxes	1	—
Share of earnings of associates and joint ventures	(3)	(2)
Net loss (earnings) attributable to non-controlling interest	—	(1)
Net financing expense paid	(15)	(15)
Income taxes paid	(1)	(4)
Dividend received	1	—
Employee future benefits and others	(7)	(5)

	46	48
Changes in non-cash working capital components	(24)	(24)

	22	24

Investing activities from continuing operations
Investments in associates and joint ventures	—	(19)
Purchases of property, plant and equipment	(44)	(48)
Proceeds on disposal of property, plant and equipment	2	5
Change in intangible and other assets	(4)	(4)
Cash reserved for business acquisition	—	(14)

	(46)	(80)

Financing activities from continuing operations
Bank loans and advances	5	6
Change in revolving credit facilities	24	81
Purchase of senior notes	(4)	(3)
Increase in other long-term debt	9	—
Payments of other long-term debt	(14)	(23)
Settlement of derivative financial instruments	(4)	—
Redemption of common shares	—	(2)
Dividends paid to the Corporation’s Shareholders	(4)	(4)

	12	55

Change in cash and cash equivalents during the period from continuing operations	(12)	(1)

Cash and cash equivalents—Beginning of period	20	12

Cash and cash equivalents—End of period	8	11

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	Sales
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging Products
Containerboard	298	284
Boxboard Europe	212	204
Specialty Products	189	202
Intersegment sales	(14)	(18)

	685	672
Tissue Papers	241	229
Intersegment sales and others	(12)	(10)

Total	914	891

SEGMENTED INFORMATION (CONTINUED)

	Operating income (loss) before depreciation and amortization
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging Products
Containerboard	25	24
Boxboard Europe	11	13
Specialty Products	11	11

	47	48
Tissue Papers	29	33
Corporate	(12)	(6)

Operating income before depreciation and amortization	64	75
Depreciation and amortization	(44)	(46)
Financing expense and interest expense on employee future benefits	(28)	(29)
Foreign exchange (loss) gain on long-term debt and financial instruments	(2)	2
Share of earnings of associates and joint ventures	3	2

Profit (loss) before income taxes	(7)	4

	Purchases of property, plant and equipment
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging Products
Containerboard	9	14
Boxboard Europe	4	5
Specialty Products	2	3

	15	22
Tissue Papers	5	8
Corporate	6	3

Total purchases	26	33
Proceeds on disposal of property, plant and equipment	(2)	(5)

	24	28
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	28	25
End of period	(10)	(10)

Purchases of property, plant and equipment net of proceeds on disposal	42	43

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interests, income taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on acquisition or sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q1/2013	Q1/2012	Q4/2012	Q1/2013	Q1/2012	Q4/2012

As per IFRS [2]	(8)	3	(32)	$(0.09)	$0.03	$(0.33)
Specific items :
Loss (gain) on disposals and others	5	(1)	—	$0.04	$(0.01)	$—
Impairment charges	—	—	27	$—	$—	$0.22
Restructuring costs	—	—	3	$—	$—	$0.02
Unrealized loss (gain) on financial instruments	(1)	(2)	1	$(0.01)	$(0.01)	$—
Accelerated depreciation and amortization due to restructuring measures	—	—	10	$—	$—	$0.07
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)	(6)	$0.02	$(0.02)	$(0.05)
Share of earnings of associates, joint ventures and non-controlling interest	—	—	(1)	$—	$—	$(0.02)
Included in discontinued operations, net of tax	—	2	3	$—	$0.02	$0.03
Tax effect on specific items and other tax adjustments	(2)	1	(10)	$—	$—	$—

	4	(2)	27	$0.05	$(0.02)	$0.27

Excluding specific items [2]	(4)	1	(5)	$(0.04)	$0.01	$(0.06)

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2013	Q1/2012	Q4/2012
Net earnings (loss) attributable to Shareholders for the period [1]	(8)	3	(32)
Net loss from discontinued operations for the period	—	2	3
Net loss attributable to non-controlling interest	—	(1)	(4)
Share of loss (earnings) of associates and joint ventures	(3)	(2)	1
Provision (recovery) of income taxes [1]	1	—	(10)
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)	(6)
Financing expense and interest on future employee benefits [1]	28	29	29

Operating income (loss)	20	29	(19)
Specific items :
Loss (gain) on disposals and others	5	(1)	—
Impairment charges	—	—	27
Restructuring costs	—	—	3
Unrealized loss (gain) on financial instruments	(1)	(2)	1
Accelerated depreciation and amortization due to restructuring measures	—	—	10

	4	(3)	41

Operating income - excluding specific items	24	26	22
Depreciation and amortization, excluding specific items	44	46	48

Operating income before depreciation and amortization
(OIBD or EBITDA) - excluding specific items	68	72	70

Note 1 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q1/2013	Q1/2012	Q4/20122
Cash flow provided by (used from) operating activities	22	24	92
Changes in non-cash working capital components	24	24	(58)

Cash flow (adjusted) from operations	46	48	34
Specific items, net of current income tax
Restructuring costs	—	—	1

Excluding specific items	46	48	35

For further information:

Media:	Source:
Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
(819) 363-5184

Investors:	Also follow us on social medias:
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